Exhibit 99.1

PRESS RELEASE

Formula Systems Reports Fourth Quarter and Full Year 2019 Results

Operating income for the fourth quarter increased 14% year over year to $37.1 million. Net income attributable to Shareholders for the year increased 20% year over year to $38.8 million

Or Yehuda, Israel, March 17, 2020 – Formula Systems (1985) Ltd. (NASDAQ: FORTY), a global information technology holding company engaged, through its subsidiaries and affiliates, in providing software consulting services and computer-based business solutions and developing proprietary software products, today announced its results for the fourth quarter and full year ended December 31, 2019.

Financial Highlights for the Fourth Quarter Ended December 31, 2019

●	Consolidated revenues for the fourth quarter increased by 13.8% to $448.2 million, with growth recorded across Formula’s entire investment portfolio. Revenues for the fourth quarter ended December 31, 2018 amounted to $393.7 million.

●	Consolidated operating income for the fourth quarter increased by 14.2% to $37.1 million, with growth recorded across Formula’s entire investment portfolio. Consolidated operating income for the fourth quarter ended December 31, 2018 amounted to $32.5 million.

●	Consolidated net income attributable to Formula’s shareholders for the fourth quarter was $10.0 million, or $0.64 per fully diluted share, compared to $10.7 million, or $0.71 per fully diluted share, in the same period last year, reflecting a decrease of 7.0%.

Financial Highlights for the Year Ended December 31, 2019

●	Consolidated revenues for the year increased by 13.9% to $1,701.1 million, with growth recorded across Formula’s entire investment portfolio. Revenues for the year ended December 31, 2018 amounted to $1,493.0 million.

●	Consolidated operating income for the year increased by 26.3% to $138.5 million, with growth recorded across Formula’s entire investment portfolio. Consolidated operating income for the year ended December 31, 2018 amounted to $109.6 million.

●	Consolidated net income attributable to Formula’s shareholders for the year was $38.8 million, or $2.44 per fully diluted share, compared to $32.4 million, or $2.14 per fully diluted share, in the same period last year, reflecting an increase of 19.9%.

●	As of December 31, 2019 Formula held 48.88%, 47.91%, 45.34%, 100%, 50% and 90.09% of the outstanding ordinary shares of Matrix IT Ltd., Sapiens International Corporation N.V, Magic Software Enterprises Ltd., Michpal Micro Computers (1983) Ltd., TSG IT Advanced Systems Ltd. and Insync Staffing Solutions, Inc., respectively.

●	Consolidated cash and cash equivalents, bank deposits and investments in marketable securities totaled approximately $405.5 million as of December 31, 2019, compared to $295.3 million as of December 31, 2018.

●	Total equity as of December 31, 2019 was $896.3 million (representing 42.9% of the total consolidated balance sheet), compared to $805.4 million (representing 48.4% of the total consolidated balance sheet) as of December 31, 2018.

Debentures Covenants

As of December 31, 2019, Formula was in compliance with all of its financial covenants under the debentures issued by Formula and under a loan granted by a financial institution, based on achieving the following in its consolidated financial results:

Covenant 1

●	Target equity attributable to Formula’s shareholders (excluding non-controlling interests): above $215 million.

●	Actual equity attributable to Formula’s shareholders is equal to $421.6 million.

Covenant 2

●	Target ratio of net financial indebtedness to net capitalization (in each case, as defined under the indenture for the Formula’s Series A and C Secured Debentures): below 65%.

●	Actual ratio of net financial indebtedness to net capitalization is equal to 9%.

Covenant 3

●	Target ratio of net financial indebtedness to EBITDA (based on the accumulated calculation for the four recent quarters): below 5.

●	Actual ratio of net financial indebtedness to EBITDA (based on the accumulated calculation for the four recent quarters) is equal to 0.40.

Comments of Management

Commenting on the results, Guy Bernstein, CEO of Formula Systems, said, “We are publishing our results at a pick of a global crisis never seen before, caused by the Coronavirus. Though I am pleased we concluded 2019 as a record-breaking year across our entire investment portfolio, meeting the goals we set for ourselves, we now place our best efforts across our entire portfolio companies to keep our employees safe and healthy, and to ensure business continuity to our clients, profitability and financial stability, while adapting our work environment in order to comply with governmental instructions and with the needs of our customers to overcome current challenges.”

“Matrix concluded the year of 2019 as a record-breaking year across all its financial indices (revenues, gross profit, operating income, net income, EPS, EBITDA and dividend distribution). Matrix also concluded an incredible decade in 2019 through which it has established its position as a market leader in the Israeli IT market growing its revenues by approximately 133% compared to the level at the beginning of the decade along-with increasing its employee headcount from 4,200 employees to more than 10,000 today. In order to maintain its leading position, Matrix intends to continue deepening and expanding its operations in today’s most attractive fields of technology (such as: Cyber, cloud, Internet and mobile data and analytics, ERP, CRM, storage systems, backup and business continuity, solutions aimed at startups, training of next-generation technology professionals, and more), expanding its activities in the fields of strategic and managerial consulting activities, expanding its operations in the health, manufacturing, retail and security sector, maximize potential synergies between the various activities in Matrix and continue its growth in Europe and in the US.”

“Sapiens finished 2019 on a very strong note with revenues for the fourth quarter reaching a record of $86.7 million and non-GAAP operating margin improving by 170 basis points, compared to the same period last year, to 16.5%. Global advancement of Sapiens business fueled by M&A activity, has led to revenue growth of 12.2% to $325.7 million, at the high end of its annual guidance range. In addition, during 2019 Sapiens has grown organically in both P&C and L&A segments, and delivered one of the most successful years to date with 34 new logos. Increased revenue, combined with significant operating leverage from offshore operations, improved Sapiens’ 2019 non-GAAP operating margins by 240 basis points to 16.0%. Sapiens is currently building a unified global platform of innovative digital insurance solutions in order to improve its global competitive position as a one-stop-shop for insurance software.”

“Magic also finished 2019 on a very strong note with fourth quarter revenue reaching a record high of $90.9 million, and non-GAAP operating income of $11.4 million. During 2019 Magic advanced its business executing on many fronts, growing revenue for the full year by 14.5% year over year to $325.6 million, above the high end of its annual guidance range.”

“TSG IT, held jointly with Israel Aerospace Industries Ltd., had a strong revenue growth of 28% during 2019, compared to the same period last year and 35% in the fourth quarter of 2019 compared to the same period last year. Such growth is mainly driven from command & control activities of the company in the Israeli market as well as from overseas.”

“Michpal completed its second acquisition in twelve months’ of Unique Software Industries Ltd. for consideration of approximately NIS 49 million and up to NIS 12 million which are subject to defined performance goals. Unique is a software development and services company, providing integrated solutions in the field of payroll for more than 30 years, including pay-stubs, pension services management, education funds management, and software solutions for managing employee attendance. We believe that Unique’s activities are synergetic and complementary to Formula’s operations in the field of payroll, to which we have entered 3 years ago. I believe that this acquisition will allow us to expand our operations in these fields together with the broadening of Unique’s operations by capitalizing on Formula’s assets and transactional capabilities. During the year Michpal stand-alone grew its revenue and operating income by 9% year over year.”

Stand-Alone Financial Measures

This press release presents, further below, certain stand-alone financial measures to reflect Formula’s stand-alone financial position in reference to its assets and liabilities as the parent company of the group. These financial measures are prepared consistent with the accounting principles applied in the consolidated financial statements of the group. Such measures include investments in subsidiaries and a jointly controlled entity measured at cost adjusted by Formula’s share in the investees’ accumulated undistributed earnings and other comprehensive income or loss.

Formula believes that these financial measures provide useful information to management and investors regarding Formula’s stand-alone financial position. Formula’s management uses these measures to compare the Company’s performance to that of prior periods for trend analyses. These measures are also used in financial reports prepared for management and in quarterly financial reports presented to the Company’s board of directors. The Company believes that the use of these stand-alone financial measures provides an additional tool for investors to use in evaluating Formula’s financial position.

Management of the Company does not consider these stand-alone measures in isolation or as an alternative to financial measures determined in accordance with GAAP. Formula urges investors to review the consolidated financial statements which it includes in press releases announcing quarterly financial results, including this press release, and not to rely on any single financial measure to evaluate the Company’s business or financial position.

About Formula

Formula Systems, whose ordinary shares are traded on the Tel-Aviv Stock Exchange and ADSs are traded on the NASDAQ Global Select Market, is a global information technology holding company engaged, through its subsidiaries and affiliates, in providing software consulting services and computer-based business solutions and developing proprietary software products.

For more information, visit www.formulasystems.com.

Press Contact:

Formula Systems (1985) Ltd.

+972-3-5389487

ir@formula.co.il

Except for any historical information contained herein, matters discussed in this press release might include forward-looking statements that involve a number of risks and uncertainties. Regarding any financial statements, actual results might vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both locally and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in Formula’s most recent annual report and other filings with the Securities and Exchange Commission. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise. In addition, there is uncertainty about the spread of the COVID19 virus and the impact it will have on the Company’s operations, the demand for Company’s products, global supply chains and economic activity in general. These and other risks and uncertainties are detailed in the Company’s Securities and Exchange Commission filings.

FORMULA SYSTEMS (1985) LTD.

CONSOLIDATED CONDENSED STATEMENTS OF PROFIT OR LOSS
U.S. dollars in thousands (except per share data)

	Year ended December 31,		Three months ended December 31,
	2019	2018	2019	2018
	Unaudited		Unaudited
Revenues	1,701,115	1,492,988	448,205	393,700
Cost of revenues	1,315,066	1,159,676	344,224	304,820
Gross profit	386,049	333,312	103,981	88,880
Research and development costs, net	46,690	41,223	12,439	9,884
Selling, marketing and general and administrative expenses	200,870	182,472	54,468	46,518
Operating income	138,489	109,617	37,074	32,478
Financial expenses, net	18,652	8,290	6,147	924
Income before taxes on income	119,837	101,327	30,927	31,554
Taxes on income	27,201	24,301	6,726	8,281
Income after taxes	92,636	77,026	24,201	23,273
Share of profit (loss) of companies accounted for at equity, net	1,787	369	272	435
Net income	94,423	77,395	24,473	23,708
Net income attributable to non-controlling interests	55,603	45,030	14,489	12,973	(*)
Net income attributable to Formula Systems’ shareholders	38,820	32,365	9,984	10,735	(*)

Earnings per share (basic)	2.56	2.20	0.65	0.73	(*)
Earnings per share (diluted)	2.44	2.14	0.64	0.71	(*)

Number of shares used in computing earnings per share (basic)	15,189,758	14,740,462	15,282,600	14,745,338
Number of shares used in computing earnings per share (diluted)	15,340,867	15,571,838	15,291,360	15,583,133

*)	Immaterial adjustment to comparative data

FORMULA SYSTEMS (1985) LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
U.S. dollars in thousands

	December 31,	December 31,
	2019	2018
	(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	369,042	268,492
Short-term deposits	29,886	16,881
Marketable securities	6,600	9,913
Trade receivables	485,824	441,468
Other accounts receivable and prepaid expenses	67,273	40,464	(*)
Inventories	7,156	3,882
Total current assets	965,781	781,100	(*)

LONG-TERM ASSETS:
Deferred taxes	35,445	14,214
Other long-term accounts receivable and prepaid expenses	21,493	23,121
Total long-term assets	56,938	37,335

INVESTMENTS IN COMPANIES ACCOUNTED FOR AT EQUITY METHOD	26,350	25,710
PROPERTY, PLANTS AND EQUIPMENT, NET	43,059	29,182
OPERATING LEASE RIGHT-OF-USE ASSETS	104,130	-
NET INTANGIBLE ASSETS AND GOODWILL	892,172	790,705	(*)
TOTAL ASSETS	2,088,430	1,664,032	(*)

CURRENT LIABILITIES:
Loans and credit from banks and others	125,299	71,180
Debentures	31,362	55,822
Current maturities of operating lease liabilities	35,673	-
Trade payables	125,163	118,786
Deferred revenues	93,512	59,509
Other accounts payable	205,106	168,694	(*)
Dividend payable	7,081	5,015
Liabilities in respect of business combinations	8,431	5,602
Put options of non-controlling interests	39,668	40,926
Total current liabilities	671,295	525,534	(*)

LONG-TERM LIABILITIES:
Loans and credit from banks and others	162,058	139,527
Debentures	175,411	114,902
Long term operating lease liabilities	73,686	-
Other long-term liabilities	8,313	8,734
Deferred taxes	50,929	34,800
Deferred revenues	6,491	4,906
Liabilities in respect of business combinations	17,092	5,625
Put options of non-controlling interests	15,182	15,723	(*)
Employees benefit liabilities	11,639	8,884
Total long-term liabilities	520,801	333,101	(*)

EQUITY
Equity attributable to Formula Systems’ shareholders	421,640	367,630
Non-controlling interests	474,694	437,767
Total equity	896,334	805,397

TOTAL LIABILITIES AND EQUITY	2,088,430	1,664,032

*)	Immaterial adjustment to comparative data

FORMULA SYSTEMS (1985) LTD.

STAND-ALONE STATEMENTS OF FINANCIAL POSITION
U.S. dollars in thousands

	December 31,	December 31,
	2019	2018
	(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	82,725	31,411
Other accounts receivable and prepaid expenses	6,803	8,106
Total current assets	89,528	39,517

INVESTMENTS IN SUBSIDIARIES AND A JOINTLY CONTROLLED ENTITY (*)
Matrix IT Ltd.	125,809	114,133
Sapiens International Corporation N.V.	176,832	169,867
Magic Software Enterprises Ltd.	114,019	108,829
Other	72,322	54,316
Total Investments in subsidiaries and a jointly controlled entity	488,982	447,145

OTHER LONG TERM RECEIVABLES	1,539	2,733

PROPERTY, PLANTS AND EQUIPMENT, NET	2	3

TOTAL ASSETS	580,051	489,398

CURRENT LIABILITIES:
Loans from banks and others	13,130	12,422
Debentures	20,296	44,589
Trade payables	69	182
Other accounts payable	1,274	1,442
Dividends payable	7,081	5,015
Total current liabilities	41,850	63,650

LONG-TERM LIABILITIES:
Loans from banks and others	-	11,793
Debentures	116,561	46,325
Total long-term liabilities	116,561	58,118

EQUITY	421,640	367,630

TOTAL LIABILITIES AND EQUITY	580,051	489,398

(*)	The investments’ carrying amounts are measured consistent with the accounting principles applied in the consolidated financial statements of the group and representing the investments’ cost adjusted by Formula’s share in the investees’ accumulated undistributed earnings and other comprehensive income or loss.